U.S. Securities and Exchange Commission

Washington, DC 20549

Notice of Exempt Solicitation Submitted pursuant to Rule 14a-6(g)

1. Name of the Registrant:

The MONY Group Inc.

2. Name of persons relying on exemption:

Southeastern Asset Management, Inc. and Longleaf Partners Small-Cap Fund

3. Address of persons relying on exemption:

6410 Poplar Ave., Suite 900, Memphis, TN 38119

4. Written materials. The following written materials are attached:

Exhibit 1: Press Release dated February 23, 2004